UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vera Bradley, Inc.

(Name of Issuer)

Common Stock No Par Value

(Title or Class of Securities)

92335C106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92335C106
1.	Names of Reporting Persons: Patricia R. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 5,067,633
	6.	Shared Voting Power: 5,687,022[1]
	7.	Sole Dispositive Power: 5,067,633
	8.	Shared Dispositive Power: 5,687,022[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,754,655
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 26.6%
12.	Type of Reporting Person (See Instructions): IN

[1]	Represents shares owned beneficially by Ms. Miller’s spouse, Mr. P. Michael Miller.
[2]	Represents shares owned beneficially by Ms. Miller’s spouse, Mr. P. Michael Miller.

CUSIP No. 92335C106
1.	Names of Reporting Persons: P. Michael Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 5,687,022
	6.	Shared Voting Power: 5,067,633[3]
	7.	Sole Dispositive Power: 5,687,022
	8.	Shared Dispositive Power: 5,067,633[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,754,655
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 26.6%
12.	Type of Reporting Person (See Instructions): IN

[3]	Represents shares owned beneficially by Mr. Miller’s spouse, Ms. Patricia R. Miller.
[4]	Represents shares owned beneficially by Mr. Miller’s spouse, Ms. Patricia R. Miller.

Item 1.	(a)	Name of Issuer:

Vera Bradley, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2208 Production Road Fort Wayne, Indiana 46808

Item 2.	(a)	Names of Persons Filing:

Patricia R. Miller P. Michael Miller

	(b)	Address of Principal Business Office or, if none, Residence:

2208 Production Road Fort Wayne, Indiana 46808

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock No Par Value

	(e)	CUSIP Number:

92335C106

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See item 9 on the cover pages

(b) Percent of class:

See item 11 on the cover pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See item 5 on the cover pages

(ii) Shared power to vote or to direct the vote:

See item 6 on the cover pages

(iii) Sole power to dispose or to direct the disposition of:

See item 7 on the cover pages

(iv) Shared power to dispose or to direct the disposition of:

See item 8 on the cover pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	/s/ Patricia R. Miller
Patricia R. Miller

Dated: February 14, 2011	/s/ P. Michael Miller
P. Michael Miller

AGREEMENT REGARDING THE JOINT FILING

OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2011	/s/ Patricia R. Miller
Patricia R. Miller

Dated: February 14, 2011	/s/ P. Michael Miller
P. Michael Miller